HUMANIGEN, INC.

533 Airport Boulevard, Suite 400

Burlingame, California 94010

September 11, 2020

BY EDGAR

Mr. Tim Buchmiller

Mr. Joseph McCann

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Humanigen, Inc. Registration Statement on Form S-3 File No. 333-248485

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated so that the same will become effective at 4:05 p.m. Eastern Time on Monday, September 14, 2020, or as soon thereafter as practicable.

Very truly yours,

HUMANIGEN, INC.

By:	/s/ Cameron Durrant
Name:	Cameron Durrant, M.D., MBA
Title:	Chairman of the Board and Chief Executive Officer

cc:	Kevin L. Vold